Ryan C. Wilkins 949 725 4115 rwilkins@stradlinglaw.com	Stradling Yocca Carlson & Rauth A Professional Corporation 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660-6422 949 725 4000 stradlinglaw.com

October 12, 2021

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:     Mr. Sergio Chinos

Mr. Perry Hindin

Ms. Beverly Singleton

Mr. Mark Rakip

Re:	Project Clean, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted September 21, 2021

File No. 377-05272

Responses to Staff comments made by letter dated October 5, 2021

Dear Mr. Chinos:

Set forth below are the responses of Project Clean, Inc., a Delaware corporation, which effected a name change to “The Real Good Food Company, Inc.” on October 7, 2021 (the “Company”), to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2021 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 that the Company confidentially submitted on September 21, 2021 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for non-public review by the Staff (as confidentially submitted, the “Amended Draft Registration Statement”). Concurrent with the submission of this response letter, the Company is filing its Registration Statement on Form S-1 (as filed, the “Registration Statement”). The Registration Statement has been revised in response to Staff comments made in the Comment Letter.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

Project Clean, Inc.

Registration Statement on Form S-1

October 12, 2021

Draft Registration Statement on Form S-1, Amendment No. 1

Summary Financial and Other Data, page 18

1.

Please consistently present Long term debt either including or excluding the Loan with PPZ, a related party, given such loan’s inclusion as of June 30, 2021 and exclusion as of December 31, 2020 and 2019. Further, given the significance of the Convertible debt entered during the six months ended and remaining outstanding as of June 30, 2021, disclose the obligation related to your Convertible debt based on your election of the fair value option for such outstanding debt as of the period-end dates presented.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Balance Sheet Data disclosure on page 19 of the Registration Statement to more consistently present the loan with PPZ, LLC, as well as to disclose the amount of convertible debt outstanding as of June 30, 2021 based on the Company’s election of the fair value option.

Use of Proceeds, page 59

2.	We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 59 of the Registration Statement to provide the information required by Instruction 4 to Item 504 of Regulation S-K. Specifically, the Company has provided the interest rates and maturity dates of outstanding indebtedness with PMC Financial Services Group, LLC and the contractual commitment to LO Entertainment, LLC.

Securities and Exchange Commission

Project Clean, Inc.

Registration Statement on Form S-1

October 12, 2021

Capitalization, page 61

3.

We note your revisions made in response to our prior comments 5 and 6. Regarding subnote (3) pertaining to Class A Common stock on a pro forma basis, please disclose the total number of Class A shares issued and outstanding on a pro forma basis directly related to the conversion of outstanding convertible promissory notes, and provide similar disclosure throughout your prospectus as appropriate.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not currently able to calculate the number of shares of Class A common stock issued and outstanding on a pro forma basis directly related to the conversion of outstanding convertible notes until the Company determines a price range for the Class A common stock proposed to be sold in the offering. The number of shares of Class A common stock to be issued pursuant to the conversion of outstanding convertible notes is directly related to the initial public offering price of the Class A common stock, and the Company intends to present the number of shares based on the midpoint of the price range of the Class A common stock to be sold in the offering. The Company intends to include this disclosure concurrently with the launch of the Company’s road show, which is the time the Company expects it will be able to disclose an assumed offering price. As soon as a price range is available, the Company intends to use the midpoint of the price range to estimate the number of shares of the Company’s Class A common stock to be issued upon conversion of the Company’s convertible promissory notes and will file an amendment to the Registration Statement to provide this disclosure.

* * * * *

Securities and Exchange Commission

Project Clean, Inc.

Registration Statement on Form S-1

October 12, 2021

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com, or in his absence, Kyle R. Leingang via telephone at (949) 725-4275 or via email at kleingang@stradlinglaw.com.

Sincerely,

/s/ Ryan C. Wilkins Ryan C. Wilkins, Esq.
Shareholder
Chair, Corporate & Securities Practice
STRADLING YOCCA CARLSON & RAUTH, P.C.

cc:	Project Clean, Inc./The Real Good Food Company, Inc.

Gerard G. Law, Chief Executive Officer

Bryan Freeman, Executive Chairman

Akshay Jagdale, Chief Financial Officer

Goodwin Procter LLP

Bradley C. Weber, Esq.

Erica D. Kassman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Kyle R. Leingang, Esq.

V. Paige Smith, Esq.